[BRISTOW LOGO]

May 5, 2006

Linda Cvrkel

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Bristow Group Inc.
Form 10-K for the Fiscal Year Ended March 31, 2005
Form 10-Q for the Quarterly Period Ended September 30, 2005
Form 10-Q for the Quarterly Period Ended December 31, 2005
File No. 001-31617

Dear Ms. Cvrkel:

We are responding to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 29, 2006 regarding the Annual Report on Form 10-K for the year ended March 31, 2005 (the “10-K”) and the Quarterly Reports for the quarterly periods ended December 31, 2005 and September 30, 2005 of Bristow Group Inc. (the “Company”). For convenience, we have retyped the Staff’s original comments verbatim and added our responses below.

Form 10-K for the Fiscal Year Ended March 31, 2005

Item 6. Selected Financial Data, page 25

1.

Please briefly describe or cross-reference to a discussion of factors that materially affect the comparability of the information reflected in your table of selected financial data. For example, you should describe or cross-reference to a discussion of (i) the $21.7 million curtailment gain recognized during the fiscal year ended March 31, 2004, (ii) the $6.2 million loss on the extinguishment of debt that was recognized during the fiscal year ended March 31, 2004, and (iii) any other items that materially affect the comparability of the information contained in your table. Please refer to the requirements of paragraph 2 of the Instructions to Item 301 of Regulation S-K.

Response: In future filings, we will, where appropriate, add notes to the table of selected financial data which cross-reference to discussions of the factors that materially affected the comparability of the information contained in this table.

Bristow Group Inc.

2000 West Sam Houston Parkway South, Suite 1700, Houston, Texas 77042, United States

t (713) 267 7600	f (713) 267 7620	www.bristowgroup.com

Item 8. Consolidated Financial Statements and Supplementary Data

Consolidated Statements of Income, page 57

2.

Please revise your consolidated statement of income in future filings to eliminate the expense subtotal presented prior to the curtailment gain in your statements of income. We do not believe presentation of this subtotal is appropriate since this presentation is not in accordance with generally accepted accounting principles or with Regulation S-X. Also, refer to the analogous guidance outlined in SAB Topic 5:P. The disclosures provided in Note N to your financial statements and on page 27 of MD&A should be similarly revised in future filings.

Response: In future filings, we will eliminate the expense subtotal prior to the curtailment gain reflected in the statements of income, notes to the financial statements, Management’s Discussion and Analysis of Financial Condition and Results of Operations and elsewhere that comparable information is presented.

Consolidated Balance Sheets, page 58

3.

We note that the accrued liability balances reported in your balance sheet represent approximately 63% and 72%, respectively, of your total current liability balances at March 31, 2005 and March 31, 2004. Please tell us whether your accrued liabilities include any items that exceed 5% of the total current liabilities balance at March 31, 2005 or 2004. If so, please revise future filings to disclose those items separately in your balance sheet or in a note to your financial statements. Refer to the requirements of Rule 5-02(20) of Regulation S-X.

Response: “Accrued liabilities” includes the following items which exceed 5% of total current liabilities as of March 31, 2005 or 2004: accrued wages, benefits and related taxes, income taxes payable, other accrued taxes and deferred revenues. In future filings, we will, where appropriate, separately disclose (either on the face of the balance sheet or in the notes to the financial statements) these items and any other current liability balances that exceed 5% of the total balance for current liabilities as of the relevant balance sheet dates.

4.

We note that the “Other liabilities and deferred credits” balances reported in your balance sheet represent approximately 25% and 24% of your total liability balances at March 31, 2005 and March 31, 2004, respectively. Please tell us whether your reported “Other liabilities and deferred credits” balances include any items that exceed 5% of your total liabilities. If so, please revise future filings to disclose those items separately in your balance sheet or in a note to your financial statements. Refer to the requirements of Rule 5-02(24) of Regulation S-X.

Response: “Other liabilities and deferred credits” includes $158.0 million and $140.0 million as of March 31, 2005 and 2004, respectively, related to the minimum pension liability, and these amounts are disclosed in Note G on page 83. No other items exceeded 5% of total liabilities as of March 31, 2005 and 2004. In future filings, we will continue to separately disclose (either on the face of the balance sheet or in the notes to the financial statements) this item and any other liability balance that exceeds 5% of the total liabilities as of the relevant balance sheet dates.

Consolidated Statements of Cash Flows, page 59

5.

We note per your statement of cash flows that the disposal of long-term assets during fiscal year 2005 resulted in the receipt of proceeds of approximately $41.7 million and the recognition of a gain of approximately $8.0 million. However, it does not appear that the disposals of your long-term assets have been disclosed in the notes to your financial statements. Due to the materiality of the gain recognized from the disposal of fixed assets, we believe the notes to your financial statements should include a discussion of the nature of the assets that were disposed, as well as, the facts and circumstances which led to their disposal. In future filings, please provide all the footnote disclosures required by paragraph 47 of SFAS No. 144 when the disposal of long-lived assets results in a material gain, or if the value of the assets disposed of is material to your statement of position.

Response: As discussed further in Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources - Investing Activities on pages 45 and 46 of the 10-K, gains on disposal of assets are primarily attributable to disposals of aircraft and equipment which is in the normal course of our business. In future filings, we will include such disclosures in the notes to the financial statements and add disclosures on the facts and circumstances that led to such disposals as well as any other information required by paragraph 47 of SFAS No. 144.

6.

We note per the “supplemental disclosure of non-cash investing activities” section of your statement of cash flows that you entered into a non-monetary exchange of assets valued at approximately $11.9 million. However, we note that you have not discussed the nature of this transaction in the notes to your financial statements. Please tell us and disclose (i) the nature of the non-monetary exchange transaction, (ii) the basis of accounting used for the assets exchanged, and (iii) the amount of any gains or losses recognized on the exchange. Refer to the requirements of paragraph 28 of APB No. 29.

Response: The non-monetary exchange of assets was attributable to the exchange of five older aircraft for two new aircraft. This exchange was not the culmination of an earning process; the assets are similar, and the assets exchanged were not held for sale in the ordinary course of business. Therefore in accordance with paragraph 21 of APB Opinion No. 29, we did not recognize any gain or loss on the exchange. Paragraph 21 of APB Opinion No. 29 states:

“If the exchange is not essentially the culmination of an earning process, accounting for an exchange of a nonmonetary asset between an enterprise and another entity should be based on the recorded amount (after reduction, if appropriate, for an indicated impairment of value) of the nonmonetary asset relinquished. The Board believes that the following two types of nonmonetary exchange transactions do not culminate an earning process:

...

b. An exchange of a productive asset not held for sale in the ordinary course of business for a similar productive asset or an equivalent interest in the same or similar productive asset (similar productive asset is defined in paragraph 3 and examples are given in paragraph 7).6

6 The fact that an exchange of productive assets is not a taxable transaction for tax purposes may be evidence that the assets exchanged are similar for purposes of applying this Opinion.”

In future filings, we will include disclosures in the notes to the financial statements which describe the nature of this transaction and the accounting treatment.

Notes to Consolidated Financial Statements

A – Operations and Summary of Significant Accounting Policies

Maintenance and Repairs, page 65

7.

You state that the costs related to your contractual arrangements with third-party vendors for the maintenance of certain of your major aircraft components are recorded “ratably” as the major components are used to generate flight revenue. However, based upon your disclosures, the timing and method used to recognize these costs is unclear. For example, it is unclear whether you are recognizing / accruing expected costs prior to incurring actual maintenance or capitalizing costs that have been incurred and amortizing such costs over a period of time or a predetermined number of flight hours. Please tell us and expand your significant accounting policies to clarify when and how (i.e. the timing and method by which) you recognize the maintenance costs related to your contractual arrangements. We may have further comment upon receipt of your response.

Response: For certain major components of our aircraft, maintenance is performed by third-party vendors under maintenance agreements commonly referred to as “power by the hour” contracts. Under these agreements, the vendor charges us a specified amount for every hour of flight time. We record this as an expense in the period in which the flight hours occur. When the component requires servicing (either in accordance with applicable aviation regulations or laws or as a result of needed repair), the third-party vendor performs the service in accordance with the contract. Since we have transferred the risk of servicing the component to the third-party vendor, we recognize the maintenance cost at the time the flight hours occur. We are not deferring or amortizing these payments. In future filings, we will clarify the disclosures regarding maintenance as follows:

Disclosure reflected in the Form 10-K for March 31, 2005:

“The Company charges maintenance and repair costs, including major aircraft component overhaul costs, to earnings as the costs are incurred. Certain major aircraft components, primarily engines and transmissions, are maintained by third-party vendors under contractual arrangements. The maintenance costs related to these contractual arrangements are recorded ratably as the components are used to generate flight revenue.

The Company capitalizes betterments and improvements to its aircraft and amortizes such costs over the useful lives of the aircraft. Betterments and improvements increase the life or utility of an aircraft.”

Disclosure to be made in future filings (modifications are underlined):

“The Company charges maintenance and repair costs, including major aircraft component overhaul costs, to earnings as the costs are incurred. However, certain major aircraft components, primarily engines and transmissions, are maintained by third-party vendors under contractual arrangements. Under these agreements, the Company is charged an agreed amount per hour of flying time. The costs charged under these contractual arrangements are recognized in the period in which the flight hours occur.

The Company capitalizes betterments and improvements to its aircraft and amortizes such costs over the useful lives of the aircraft. Betterments and improvements increase the life or utility of an aircraft.”

G – Employee Benefit Plans

Savings and Retirement Plans, page 82

8.	There appears to be a mathematical error in the reconciliation of the funded status of your pension plan for all periods presented. Please revise your disclosures to correct these errors.

Response: The presentation of the reconciliation of the funded status was unclear as a result of the omission of an underline in the table. In future filings, an underline will be added to indicate the subtotal on the “Prepaid pension cost” line similar to that included in the table below:

March 31,
	2005	2004
(In thousands)
Reconciliation of Funded Status:
Accumulated benefit obligation (ABO)	$422,169	$381,657
Projected benefit obligation (PBO)	$422,169	$381,657
Fair value of assets	300,713	277,686
Deficit of assets over PBO	(121,456)	(103,971)
Unrecognized prior service credit	--	--
Unrecognized experience losses	--	--
Unrecognized actuarial losses	157,999	139,978
Prepaid pension cost	36,543	36,007
Adjustment to recognize minimum liability	(157,999)	(139,978)
Net recognized pension liability	$ (121,456)	$(103,971)

I – Acquisition, page 87

9.

We note that on July 15, 2004, Bristow purchased a 48.5% interest in Aviashelf. You state in your footnote that the acquisition of Aviashelf was accounted for under the purchase method, and that you have consolidated the results of Aviashelf from the date of acquisition. Please explain in detail why you believe it is appropriate to account for your interest in Aviashelf using consolidation accounting. As part of your response, please explain in detail the nature and terms of any contractual arrangements or other factors that contribute to your ability to exercise control over this entity or contributed to your decision to consolidate this entity. Also tell us the relevant technical accounting literature that you have relied upon to conclude that Aviashelf should be consolidated. We may have further comment upon receipt of your response.

Response: In addition to our 48.5% ownership interest in Aviashelf, we control an additional 1.6% interest through several agreements with another shareholder. First, there is an option agreement which requires the shareholder to give us a power of attorney under which we vote the shares attributable to such interest, and such power of attorney has been granted. Secondly, the agreement between all of the shareholders of Aviashelf provides that day to day operating matters require our consent which we exercise. As a result, we have a 50.1% voting interest in Aviashelf and have consolidated this entity in accordance with paragraphs 2 and 3 of ARB No. 51:

“2. The usual condition for a controlling financial interest is ownership of a majority voting interest, and, therefore, as a general rule ownership by one company, directly or indirectly, of over fifty percent of the outstanding voting shares of another company is a condition pointing toward consolidation. However, there are exceptions to this general rule. A majority-owned subsidiary shall not be consolidated if control does not rest with the majority owner (as, for instance, if the subsidiary is in legal reorganization or in bankruptcy or operates under foreign exchange restrictions, controls, or other governmentally imposed uncertainties so severe that they cast significant doubt on the parent's ability to control the subsidiary).

3. All majority-owned subsidiaries—all companies in which a parent has a controlling financial interest through direct or indirect ownership of a majority voting interest—shall be consolidated except those described in the last sentence of paragraph 2.”

Note J – Related Parties, page 90

10.

Please tell us and clarify in Note J how the Company was accounting for the put/call arrangement between the Company and the other investors in Bristow both prior and subsequent to the March 2004 prepayment of a portion of the put/call option price. As part of your response, please explain the relevant technical accounting literature that was applied by the Company in accounting for the put/call arrangement with respect to Bristow’s shares. We may have further comment upon receipt of your response.

Response: The put/call arrangement between the Company and the other investors in Bristow Aviation Holdings, Ltd. (“Bristow Aviation”) to purchase the 51% share of Bristow Aviation not owned by the Company is reflected on the Company’s balance sheet at the call option price less any prepayments of such call option price. The accounting for the put/call arrangement with respect to Bristow’s shares did not change as a result of the March 2004 prepayment of a portion of the put/call option price. We have discussed the use of this accounting treatment for the put/call arrangement with the Staff in response to earlier Staff inquiries and have included the relevant correspondence herewith. Specifically,in a letter dated February 25, 2004, the Staff requested (among other things) further information concerning the accounting for Bristow (see comment number 3). We provided responses to the Staff in our letters dated March 16, 2004 (see the response to comment number 3) and April 30, 2004 (see the response to comment number 1). Such responses included a discussion of the accounting for the put/call arrangement, and more specifically explained that “we have accrued the return due to the ... [minority] shareholders at the call option price of 12% and have charged this expense to the Minority Interest Expense line item on the consolidated statements of income, with the corresponding credit reflected in Minority Interest on the balance sheet.” Therefore, our understanding is that the Staff reviewed and accepted our accounting for this transaction at that time. Further, no GAAP changes which would have required us to change our accounting treatment for this structure have occurred since then. The March 2004 prepayment of the call option was reflected as a reduction in Minority Interest on the balance sheet; however, the accounting for the put/call arrangement with respect to Bristow’s shares did not change as a result of such prepayment. As explained in our responses, the amount reflected on the balance sheet for minority interest represents the call option price under the terms of the put/call agreement to purchase the remaining 51% share of Bristow Aviation Holdings, Ltd. less any prepayments of such call option price.

K – Segment Information, page 91

11.

Paragraph 37 of SFAS No. 131 requires an enterprise to report the revenues from external customers for each product and service or each group of similar products and services unless it is impractical to do so. Although your segment disclosures provide revenues from external customers for your “Helicopter Services” and “Production Management Services,” we note that your company offers various services within the Helicopter Services segment. For example, we note that in addition to providing helicopter transportation services to the worldwide offshore oil and gas industry, you are the sole civil supplier of search and rescue services to Her Majesty’s Coast Guard in the U.K., your technical services business unit provides helicopter repair and overhaul services, you are a leading provider of helicopter military training, and you lease helicopters to several of your unconsolidated affiliates. As such, please expand the disclosures in Note K to your financial statements to report the revenues from external customers for each of your major services.

Response: In future filings, we will report revenues attributable to transportation services and reimbursable expenses. We will separately disclose the portion of the revenues attributable to leases provided to unconsolidated affiliates as reported in Note C. Revenues attributable to search and rescue services, helicopter repair and overhaul services and training services will be reported in future filings should these services exceed 10% of total revenues in any of the periods presented.

L – Quarterly Financial Information (Unaudited), page 94

12.

We note that the “Net Income” which you recognized for the quarter ended March 31, 2005, was approximately 5% or $625,000 less than the “Operating Income” that was recognized in that quarter. However, non-operating expenses appear to have impacted Net Income by a significantly greater amount for each of the other quarterly periods presented in your table of quarterly financial information. Please tell us whether you have recognized any unusual or infrequently occurring non-operating income or expense items and/or any year-end or other adjustments that were material to the results of operations for the quarter ended March 31, 2005. If so, please expand your footnote disclosures in future filings to describe those unusual or infrequently occurring items and/or the aggregate effect and nature of any year-end or other material adjustments that were recognized in the quarter ended March 31, 2005. Refer to the requirements of Item 302(a)(3) of Regulation S-K.

Response: Income and expense items not reported under operating income included (1) the annual dividend from Petroleum Air Services of $2.5 million (reported in “Equity in earnings of unconsolidated affiliates”) and (2) $0.9 of foreign currency transaction gains for the quarter ended March 31, 2005 versus $2.5 million of foreign currency transaction losses for the quarter ended December 31, 2004 (reported in “Other income (expense), net”). Neither of these items is unusual or infrequently occurring. In addition, our overall effective tax rate for the year to date period declined from 32.9% to 29.7% as a result of the reversal of reserves for income taxes, and in future filings, we will add a disclosure concerning this item to the note discussing our quarterly financial information.

13.

Furthermore, please expand your footnote disclosure to describe all other material unusual or infrequently occurring items that were recognized in each full quarter presented in your table of quarterly financial information and affect the comparability of the information presented in your table. For example, your footnote disclosure should describe the impact of the extinguishment of debt on the results of operations for the applicable quarter of fiscal year 2004.

Response: In future filings, we will expand our footnote disclosure to describe all other material unusual or infrequently occurring items that were recognized in each full quarter presented in our table of quarterly financial information and that affect the comparability of the information, including items such as the loss on extinguishment of debt in the second quarter of fiscal year 2004 and the restructuring charges that primarily impacted the third quarter of fiscal year 2005.

Note N – Supplemental Condensed Consolidated Financial Information, page 97

14.

Please tell us and revise Note N to disclose whether the guarantor subsidiaries of the $230 million 6 1/8% Senior Notes are 100% owned by the parent company. If not, please explain why you have not included audited financial statements for these subsidiaries in your Form 10-K in accordance with Rule 3-10 of Regulation S-X. Refer to the requirements outlined in Rule 3-10(f) of Regulation S-X. Also, revise the notes to your financial statements to disclose the nature and terms of the restrictions imposed on the Company’s ability to pay dividends by the terms of the Senior Notes. Refer to the requirements outlined in Rule 4-08(e) of Regulation S-X.

Response: In future filings, we will indicate that the guarantor subsidiaries are wholly owned by the Company by modifying the first sentence in this note as follows (modifications are underlined): “In connection with the sale of the Company’s $230 million 6 1/8% Senior Notes due 2013, certain of the Company’s wholly owned subsidiaries (the “Guarantor Subsidiaries”) jointly, severally and unconditionally guaranteed the payment obligations under the Notes.” In addition, we will disclose in future filings the restrictions on the Parent to pay dividends to its stockholders.

Form 10-Q for the Quarterly Period Ended September 30, 2005

15.	Please address our comments relating to your audited financial statements in your quarterly financial statements on Form 10-Q, as applicable.

Response: In future filings of our quarterly financial statements on Form 10-Q, we will address the Staff’s comments relating to our audited financial statements, as applicable.

Item 1. Financial Statements

Consolidated Statements of Cash Flows, page 4

16.

We note that your non-cash investing activities for the six-month period ended September 30, 2005 included capital expenditures funded by short-term notes. However, it does not appear that these short-term notes are reflected as debt in your balance sheet or Note D to your financial statements. As such, please explain where on your balance sheet these short-term notes have been recorded. Also, please expand the disclosures in your “Liquidity” section of MD&A and your “Contractual Obligations” table to discuss the terms of these short-term notes.

Response: Amounts attributable to the short-term notes were included in “Accrued liabilities” on our balance sheet. In future filings, we will rename the caption “Current maturities of long-term debt” to “Short-term borrowings and current maturities of long-term debt,” and include such amounts in this caption, and will include such notes in the table in the note to the financial statements dealing with debt. We will also discuss the terms of these short-term notes in the “Liquidity” section of MD&A and the “Contractual Obligations” table.

Condensed Notes to Consolidated Financial Statements

Note E – Commitments and Contingencies

Hurricanes Katrina and Rita, page 16

17.

We note that you recorded $2.6 million of involuntary conversion losses and $2.9 million in anticipated insurance recoveries, relating to the damage sustained by your shore-base facilities as a result of Hurricanes Katrina and Rita. Please tell us why you believe it was appropriate to recognize the $2.9 million of anticipated insurance recoveries in the quarterly period ended September 30, 2005. Your response should specifically address why you believe that the receipt of $2.9 million in insurance proceeds is probable, pursuant to paragraph 3 of SFAS No. 5. We may have further comment upon the receipt of your response.

Response: We have performed a detailed review of damages sustained at our locations along the Gulf of Mexico. Initial claims were submitted to our property insurers totaling $1.3 million; however, we expect to submit claims for additional losses of between $1.6 million and $2.2 million. We have received payments for the $1.3 million, and our insurers have acknowledged our claim and have not denied that losses were incurred on our insured properties. We have made a careful review of the policies and determined that these property losses are clearly covered under the policies. In determining the range of possible total insurance proceeds which will ultimately be received, we have made adjustments for uncertainties as to the amount of deductibles that will be applied. We believe that realization of the remaining amount, upon which our recognition of the $0.3 million gain is based, is probable as a result of our analysis.

Form 10-Q for the Quarterly Period Ended December 31, 2005

Item 1. Financial Statements

Condensed Notes to Consolidated Financial Statements

Note D – Long Term Debt, page 11

18.

We note that you paid consent fees totaling approximately $2.6 million (over three separate payments) to the consenting holders of your Senior Notes in order to waive your financial reporting covenants and to waive your compliance certificate and auditors’ statement covenants until January 16, 2005. We also note that these consent and waiver fees have been deferred and are being amortized over the remaining term of your Senior Notes. Please tell us why you believe it is appropriate to defer your consent and waiver fees. Your response should cite the relevant technical accounting literature which you have relied upon to support your accounting treatment. We may have further comment upon receipt of your response.

Response: EITF 96-19 “Debtor’s Accounting for a Modification or Exchange of Debt Instruments” provides guidance on the accounting treatment for the consent and waiver fees. We first examined the impact on cash flows of the “modifications and/or waivers” of the Senior Notes and concluded that the payment terms under the Senior Notes prior to the modifications and waivers were not “substantially different” from the payment terms under the Senior Notes after the modifications and waivers since these related to financial reporting obligations and compliance certificates. Therefore we concluded that the modifications and waivers would not be accounted for as an extinguishment of debt. In accordance with this EITF:

“Fees paid by the debtor to the creditor or received by the debtor from the creditor (fees may be received by the debtor from the creditor to cancel a call option held by the debtor or to extend a no-call period) as part of the exchange or modification are to be accounted for as follows:

•

If the exchange or modification is to be accounted for in the same manner as a debt extinguishment [Note: See STATUS section.] and the new debt instrument is initially recorded at fair value, then the fees paid or received are to be associated with the extinguishment of the old debt instrument and included in determining the debt extinguishment gain or loss to be recognized.

•

If the exchange or modification is not to be accounted for in the same manner as a debt extinguishment, then the fees are to be associated with the replacement or modified debt instrument and, along with any existing unamortized premium or discount, amortized as an adjustment of interest expense over the remaining term of the replacement or modified debt instrument using the interest method.”

Accordingly, we deferred these costs and are amortizing them over the remaining term of the Senior Notes.

Nine months ended December 31, 2005 compared to Nine months ended December 31, 2004

Provision for Income Taxes, page 47

19.

You state that the reversal of reserves recorded for tax contingencies due to the expiration of the related statutes of limitations was the primary contributor to the $6.5 million decline in the provision for income taxes recognized for the nine month period ended December 31, 2005, when compared to the provision recognized for equivalent period of the prior year. Please tell us, and to the extent material disclose, (i) the amount of the tax reserves which were reversed, (ii) the total amounts of tax reserves that were recorded on your balance sheet at March 31, 2005 and each of the quarterly periods in fiscal year 2006, (iii) the nature of the contingencies which have been reserved for, (iv) and why you believe it is appropriate to record the reserve balances. We may have further comment upon receipt of your response.

Response: Reserves for income taxes were $16.7 million as of March 31, 2005. These reserves primarily relate to uncertainties as to the deductibility of certain losses related to our foreign subsidiaries. Approximately $12.5 million of such reserves are attributable to matters which have not been challenged by the relevant taxing authorities and for which the statute of limitations expired during the 2006 fiscal year. Therefore we recognized the impact of reversing such reserves in our estimated effective tax rate for the interim periods. The remaining reserve balances of $13.9 million, $10.8 million and $7.8 million as of June 30, 2005, September 30, 2005 and December 31, 2005, respectively, related to specifically identified tax exposures and risks, and management believes such reserves are required to be recorded under SFAS No. 5 and are not excessive.

Furthermore, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to answering any questions you may have on our responses and providing you with any additional information that you may require. Please feel free to contact me by phone at (713) 267-7602 or by fax at (713) 267-7620.

Sincerely,

Bristow Group Inc.

/s/ Perry L. Elders

Perry L. Elders

Executive Vice President and Chief Financial Officer

cc: Elizabeth D. Brumley, Vice President and Chief Accounting Officer

Michael T. Merkel, KPMG LLP
Jeffrey Sears, Securities and Exchange Commission